AFTERMARKET ENTERPRISES, INC.

4339 Santa Fe Road #48-D

San Luis Obispo, California 93401-3306

April 15, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Aftermarket Enterprises, Inc.

File No. 333-141676

Ladies and Gentlemen:

Pursuant to Rule 477, Aftermarket Enterprises, Inc. (the “Company”) hereby respectfully requests the immediate withdrawal of its acceleration request on its registration statement on Form S-1 (File No. 333-141676), filed with the Securities and Exchange Commission (the “Commission”) that requested an effective date of April 15, 2008, at 10:00 AM. The Company desires to withdraw the acceleration request since it subsequently requested an acceleration request for 11:00 AM on April 15, 2008, which was granted by the Securities and Exchange Commission.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (805) 457-6999.

Very truly yours,

Aftermarket Enterprises, Inc.

/s/ Adam Anthony

Adam Anthony